GMCI Corp.
Level 1 Tower 1 Avenue 3
The Horizon
Bangsar South City, Kuala Lumpur
Malaysia

October 18, 2017

VIA EDGAR SUBMISSION

Ms. Hillary Daniels
United States Securities and Exchange Commission
Division of Corporation Finance
Washington D.C. 20549

Re:          GMCI Corp.
Form 10-12G
Filed September 6, 2017
File No. 000-54629

Dear Ms. Daniels:

We are in receipt of your comment letter dated October 3, 2017, regarding GMCI Corp.'s Form 10-12G filed on September 6, 2017. As our counsel discussed with Ms. Daniels, we are requesting additional 10 business days to respond in order to provide the information requested under Industry Guide 7. As a result, we will submit our response letter by October 31, 2017.

If you have any question, please contact our counsels Jason Ye, Of Counsel, or Yarona Yieh, Of counsel, at Ortoli Rosenstadt LLP at 212-588-0022.

Very truly yours,

/s/ Calvin Chin
Calvin Chin
Chief Executive Officer